UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reviva Pharmaceuticals Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76152G100
(CUSIP Number)

Steven M. Skolnick, Esq. Lowenstein Sandler LLP One Lowenstein Drive Roseland, NJ 07068 (973) 597-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 1)	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Laxminarayan Bhat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	2,718,816*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	92,729*
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	2,718,816*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	92,729*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,811,545*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 for additional information.

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 1)	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on December 21, 2020 (the “Schedule 13D”) by Dr. Laxminarayan Bhat (the “Reporting Person”) relating to the common stock, par value $0.0001 per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings ascribed to such terms in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Schedule 13D” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

(a-b) As of the filing date of this Amendment (the “Filing Date”), for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Person was the beneficial owner of an aggregate of 2,811,545 shares of Common Stock, which represents approximately 13.5% of the outstanding shares of Common Stock, based on 20,452,121 shares of Common Stock outstanding as of March 27, 2023 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 as filed by the Issuer with the Securities and Exchange Commission on March 30, 2023. Of the 2,811,545 shares of Common Stock reported as beneficially owned by the Reporting Person herein, for purposes of Rule 13d-3 under the Act, the Reporting Person: (A) has sole voting power and dispositive power with respect to an aggregate of 2,718,816 of such shares, consisting of (i) 2,478,856 shares of Common Stock held by the Reporting Person, and (ii) 239,960 shares of Common Stock issuable upon the exercise of options held by the Reporting Person that are exercisable or will be exercisable within 60 days of the Filing Date; and (B) may be deemed to share voting power and dispositive power with respect to an aggregate of 92,729 of such shares, consisting of (i) 5,388 shares of Common Stock held by the Reporting Person’s spouse, and (ii) 87,341 shares of Common Stock issuable upon the exercise of options held by the Reporting Person’s spouse that are exercisable or will be exercisable within 60 days of the Filing Date.

(c) On April 25, 2023 (the “Grant Date”), as approved by the Compensation Committee of the Issuer’s Board of Directors, the Reporting Person (the Issuer’s President and Chief Executive Officer) was granted an option to purchase 443,000 shares of Common Stock, and the Reporting Person’s spouse (Ms. Seema Bhat, the Issuer’s Vice President for Program & Portfolio Management) was granted an option to purchase 150,000 shares of Common Stock. As noted above, for purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to share voting power and dispositive power with respect to securities held by his spouse. The foregoing options were granted pursuant to the Issuer’s 2020 Equity Incentive Plan, have an exercise price of $6.74 per share, vested immediately as to 50% of the shares subject thereto on the Grant Date, and will vest as to an additional 1.389% of the shares subject thereto on the last day of each month thereafter. Except as set forth herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Except as otherwise reported herein, no person or entity other than the Reporting Person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.

(e) Not applicable.

CUSIP No. 76152G100	SCHEDULE 13D (Amendment No. 1)	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2023	By:	/s/ Laxminarayan Bhat
Laxminarayan Bhat